# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teamshares Inc., CIK 0002048951
CUSIP: 87821B109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002143615

## Reporting persons
- Slow Ventures III-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 128,647; sole dispositive power 0; shared dispositive power 128,647; aggregate amount beneficially owned 128,647 (0.2% of the class)
- Slow Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,361,901; sole dispositive power 0; shared dispositive power 2,361,901; aggregate amount beneficially owned 2,361,901 (3.3% of the class)
- Slow Ventures Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,197,476; sole dispositive power 0; shared dispositive power 1,197,476; aggregate amount beneficially owned 1,197,476 (1.7% of the class)
- Slow Ventures Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,299,988; sole dispositive power 0; shared dispositive power 1,299,988; aggregate amount beneficially owned 1,299,988 (1.8% of the class)
- Slow Ventures GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,490,548; sole dispositive power 0; shared dispositive power 2,490,548; aggregate amount beneficially owned 2,490,548 (3.5% of the class)
- Slow Ventures Opportunity Fund GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,197,476; sole dispositive power 0; shared dispositive power 1,197,476; aggregate amount beneficially owned 1,197,476 (1.7% of the class)
- Slow Ventures Opportunity Fund GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,299,988; sole dispositive power 0; shared dispositive power 1,299,988; aggregate amount beneficially owned 1,299,988 (1.8% of the class)
- Slow Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,988,012; sole dispositive power 0; shared dispositive power 4,988,012; aggregate amount beneficially owned 4,988,012 (6.9% of the class)
- Kevin Colleran: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,988,012; sole dispositive power 0; shared dispositive power 4,988,012; aggregate amount beneficially owned 4,988,012 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Teamshares Inc.
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York 10012

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Slow Ventures III-A, L.P.

Slow Ventures III, L.P.

Slow Ventures Opportunity Fund I, L.P.

Slow Ventures Opportunity Fund II, L.P.

Slow Ventures GP III, LLC

Slow Ventures Opportunity Fund GP I, LLC

Slow Ventures Opportunity Fund GP II, LLC

Slow Ventures, LLC

Kevin Colleran
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 1006 Kearny Street, San Francisco, CA 94133.
Citizenship: Mr. Colleran is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 71,985,774 shares of Common Stock outstanding as of June 18, 2026 as disclosed by the Issuer.

Consists of (i) 128,647 shares held by Slow Ventures III-A, LP, (ii) 2,361,901 shares held by Slow Ventures III, LP (together, the "Slow Ventures III Entities"), (iii) 1,197,476 shares held by Slow Ventures Opportunity Fund I, L.P. and (iv) 1,299,988 shares held by Slow Ventures Opportunity Fund II, L.P. (the Slow Ventures III Entities together with Slow Ventures Opportunity Fund I, L.P. and Slow Ventures Opportunity Fund II, L.P., collectively, the "Slow Funds"). Slow Ventures GP III, LLC is the general partner of each of the Slow Ventures III Entities. Slow Ventures Opportunity Fund GP I, LLC is the general partner of Slow Ventures Opportunity Fund I, L.P. Slow Ventures Opportunity Fund GP II, LLC is the general partner of Slow Ventures Opportunity Fund II, L.P. Slow Ventures, LLC serves as investment manager to each of the Slow Funds. Kevin Colleran serves as Managing Director of each of Slow Ventures GP III, LLC, Slow Ventures Opportunity Fund GP I, LLC and Slow Ventures Opportunity Fund GP II, LLC, and may be deemed to share voting and dispositive power over the shares held by each of the Slow Funds. Each of the foregoing disclaims beneficial ownership of the reported shares.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- Slow Ventures III-A, L.P.: By: Slow Ventures GP III, LLC, its General Partner, By: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures III, L.P.: By: Slow Ventures GP III, LLC, its General Partner, By: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures Opportunity Fund I, L.P.: By: Slow Ventures Opportunity Fund GP I, LLC, its General Partner, By: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures Opportunity Fund II, L.P.: By: Slow Ventures Opportunity Fund GP II, LLC, its General Partner, By: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures GP III, LLC: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures Opportunity Fund GP I, LLC: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures Opportunity Fund GP II, LLC: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Slow Ventures, LLC: /s/ Kevin Colleran, Kevin Colleran, Managing Director (07/02/2026)
- Kevin Colleran: /s/ Kevin Colleran, Kevin Colleran (07/02/2026)